May 8, 2015

Via Email and EDGAR

Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Jaguar Animal Health, Inc.
Registration Statement on Form S-1
File No. 333-198383

Ladies and Gentlemen:

Jaguar Animal Health, Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on May 12, 2015, at 5:00 p.m., Eastern Standard Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

•                                          should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Jaguar Animal Health, Inc.

/s/ Lisa A. Conte

Lisa A. Conte

Chief Executive Officer and President

Jaguar Animal Health, Inc. • 185 Berry Street, Suite 1300 • San Francisco, CA 94107

Tel: +1 (415) 371-8300 • Fax: +1 (415) 371-8311 • www.jaguaranimalhealth.com

AEGIS CAPITAL CORP.

810 Seventh Avenue, 18th Floor

New York, New York 10019

May 8, 2015

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:                             Jaguar Animal Health, Inc. — Request for Acceleration

                                                Registration Statement on Form S-1

                                                File No. 333-198383

Dear Mr. Riedler:

Acting on behalf of the several underwriters, we hereby join in the request of Jaguar Animal Health, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on May 12, 2015, or as soon thereafter as practicable.

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, between April 27, 2015 and May 8, 2015, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated April 27, 2015 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We confirm that we are aware of our obligations under the Securities Act of 1933, as amended, and that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of Prospectuses.  We have been informed by the other underwriters and dealers participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectuses.

Very Truly Yours,

By: AEGIS CAPITAL CORPORATION

By:	/s/ Anthony M. Monaco
Anthony M. Monaco
Chief Compliance Officer